Exhibit 12.1

KILROY REALTY CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income (loss) from continuing operations	$15,837	$(3,505)	$(15,584)	$(6,729)	$7,709
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	75,870	79,114	85,785	55,082	40,926
Capitalized interest and loan costs	35,368	19,792	9,130	10,015	9,683
Estimate of interest within rental expense	4,073	3,475	1,481	997	871
Distributions on Cumulative Redeemable Preferred units	—	3,541	5,588	5,588	5,588
Fixed Charges	115,311	105,922	101,984	71,682	57,068
Plus: Amortization of capitalized interest (1)	5,823	5,318	4,622	4,348	4,067
Less: Capitalized interest and loan costs	(35,368)	(19,792)	(9,130)	(10,015)	(9,683)
Less: Distributions on Cumulative Redeemable Preferred units	—	(3,541)	(5,588)	(5,588)	(5,588)
Earnings	101,603	84,402	76,304	53,698	53,573

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	115,311	105,922	101,984	71,682	57,068
Preferred Dividends	13,250	10,567	9,608	9,608	9,608
Combined Fixed Charges and Preferred Dividends	$128,561	$116,489	$111,592	$81,290	$66,676
Consolidated ratio of earnings to fixed charges	0.88x	0.80x	0.75x	0.75x	0.94x
Consolidated ratio of earnings to combined fixed charges and preferred dividends	0.79x	0.72x	0.68x	0.66x	0.80x
Deficiency	$26,958	$32,087	$35,288	$27,592	$13,103
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(1)
Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest, reduced by capitalized interest and loan costs and distributions on cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on cumulative redeemable preferred units.

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on Series A cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on Series A cumulative redeemable preferred units.